As filed with the Securities and Exchange Commission on January 27, 2021

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1

TO

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Prospect Capital Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.375% Convertible Notes due 2025
(Title of Class of Securities)

74348TAT9
(CUSIP Number of Class of Securities)

John F. Barry III
Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael K. Hoffman, Esq.
Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$22,200,000.00	$2,422.02

(1)	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that $20,000,000 aggregate principal amount of the Company’s outstanding 6.375% Convertible Notes due 2025 are purchased at the tender offer price of $1,110.00 per $1,000 principal amount of such notes.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2021, equals $109.10 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: $2,422.02 Form or Registration No.: SC TO-I	Filing Party: Prospect Capital Corporation Date Filed: December 28, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Prospect Capital Corporation, a Maryland corporation (the “Company”), on December 28, 2020 (the “Schedule TO”), relating to the Company’s offer to purchase (the “Tender Offer”) up to of its $20,000,000 aggregate principal amount of outstanding 6.375% Convertible Notes due 2025 (the “Notes”). The Tender Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, December 28, 2020 (the “Offer to Purchase”).
This Amendment No.1 is the final amendment to the Schedule TO and reports the results of the Tender Offer.
Except as set forth in this Amendment No. 1, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment No. 1 should be read together with the Schedule TO and the Offer to Purchase, which are expressly incorporated by reference in this Amendment No. 1 in response to all applicable items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 1. Summary Term Sheet.
The information set forth in the Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) below, which information is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)Material Terms. The information set forth in the Offer to Purchase is hereby amended and supplemented by the information set forth below.
The Tender Offer expired at 12:00 midnight, New York City time, on January 27, 2021 (one minute after 11:59 p.m., New York City time, on January 26, 2021). As of the expiration of the Tender Offer, $108,616,000 aggregate principal amount of the Notes, representing approximately 53.97% of the outstanding Notes, were validly tendered and not validly withdrawn pursuant to the Tender Offer. The Company has accepted for purchase $20,000,000 aggregate principal amount of the Notes that were validly tendered and not validly withdrawn pursuant to the applicable Tender Offer at the expiration of such Tender Offer (applying a proration factor of approximately 18.57%) at the Purchase Price (plus accrued and unpaid interest on such Notes, if any, from September 1, 2020, up to but not including the Settlement Date). Following settlement of the Tender Offer, approximately $181,250,000 aggregate principal amount of the Notes will remain outstanding.
Item 7. Source and Amount of Funds or Other Consideration.
The information in the Offer to Purchase under the headings “The Tender Offer-Conditions to the Tender Offer,” “Certain Considerations-Conditions to the Consummation of the Tender Offer” and “Source of Funds” and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4(a) above, which information is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPECT CAPITAL CORPORATION

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and Chief Operating Officer
Dated: January 27, 2021

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated December 28, 2020.
(a)(5)*	Press Release, dated December 28, 2020, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on December 28, 2020.
(b)*	Sixth Amended and Restated Loan and Servicing Agreement, dated August 1, 2018, among Prospect Capital Funding LLC, Prospect Capital Corporation, the lenders from time to time party thereto, the managing agents from time to time party thereto, U.S. Bank National Association as Calculation Agent, Paying Agent and Documentation Agent, KeyBank National Association as Facility Agent, Key Equipment Finance Inc. and Royal Bank of Canada as Syndication Agents, and KeyBank National Association as Structuring Agent, Sole Lead Arranger and Sole Bookrunner (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on August 6, 2018 and incorporated herein by reference).
(d)(1)*	Supplemental Indenture, dated as of March 1, 2019, by and between Prospect Capital Corporation and U.S. Bank National Association, as Trustee (filed as Exhibit (d)(702) to Post-Effective Amendment No. 18, filed on March 1, 2019 and incorporated herein by reference).
(d)(2)*	Indenture, dated as of February 16, 2012, between Prospect Capital Corporation and American Stock Transfer & Trust Company, LLC, as Trustee (filed as Exhibit (d)(7) to Post-Effective Amendment No. 1, filed on March 1, 2012 and incorporated herein by reference).
(d)(3)*	Agreement of Resignation, Appointment and Acceptance, dated as of March 12, 2012, by and among Prospect Capital Corporation, American Stock Transfer & Trust Company, LLC, as Retiring Trustee, and U.S. Bank National Association, as Successor Trustee (filed as Exhibit (d)(13) to Post-Effective Amendment No. 3, filed on March 14, 2012 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.